Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), to convene in the Extraordinary Shareholders’ Meetings to be held on the first call on 28 December 2020, at 09:00 a.m. (“General Meeting”), exclusively in electronic form, to resolve on the following agenda:

1.          To approve the Protocol and Justification of the mergers of (a) AGFA – Comércio, Administração e Participações Ltda. (“AGFA”), (b) Asapir Produção Florestal e Comércio Ltda. (“Asapir”), (c) Comercial e Agrícola Paineiras Ltda. (“Paineiras”), (d) Ondurman Empreendimentos Imobiliários Ltda. (“Ondurman”), (e) Facepa Fábrica de Papel da Amazônia S.A. (“Facepa”), (f) Fibria Terminais Portuários S.A. (“Fibria”) and (g) Futuragene Brasil Tecnologia Ltda. (“Futuragene”, and, jointly with AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, the “Companies”) by the Company (“Mergers”);

2.          To ratify the appointment and engagement of the specialized company PricewaterhouseCoopers Auditores Independentes, (“PwC”), for purposes of determining the net equity of the Companies, pursuant to applicable law;

3.          To approve the appraisal reports of the net equities of the Companies, at book value, prepared by PwC in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”);

4.          To approve the Mergers; and

5.          To authorize the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved by the shareholders in the General Meeting.

The following documents are available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br), (a) the Management Proposal, containing (i) the Protocol and Justification of the Mergers and its exhibits, including the Appraisal Reports; (ii) the main terms of the Mergers, as required by article 20-A of CVM Instruction No. 481, of 17 December 2009, as amended (“ICVM 481/09”); and (iii) the information concerning Exhibit 21 of ICVM 481/09; (b) the Manual for Attendance of Shareholders, containing attendance instructions for the General Meeting; and (c) the template of the Distance Voting Ballot for purposes of the General Meeting.

General Instructions

The General Meeting shall be conducted exclusively in electronic form, pursuant to ICVM 481/09. In order to attend the General Meeting, the Shareholders must send, to the Company, an access request, accompanied by the following documents, pursuant to article 126 of the Brazilian Corporations Law: (i) valid ID document of the shareholder or representative; (ii) statement issued by the depositary financial institution of the book entry shares or in shares in custody of such shareholder; (iii) documents confirming the powers of the legal representative of individual shareholders or of the manager or trustee with regards to investment funds; and (iv) power of attorney, duly valid pursuant to applicable law, with regards to shareholders represented by attorneys-in-fact.

The access request and documents listed above shall be sent to the Company by 09:00 a.m. of 26 December 2020, via e-mail, to ri@suzano.com.br, with copy to ivabueno@suzano.com.br and walnerj@suzano.com.br

Notwithstanding the possibility of attendance in the General Meeting electronically, the Company hereby recommends that its shareholders exercise their voting rights by means of distance voting ballots. In this case, shareholders must, by 21 December 2020 (including such date) send their voting instructions, delivering their respective distance voting ballots: (i) to the Company’s bookkeeping agent; (ii) to their respective custody agents, with regards to shareholders owning shares held in central securities depositories; or (iii) directly to the Company, in accordance with the provisions set forth in ICVM 481/09 and the procedures described in the distance voting ballots made available by the Company. Guidelines concerning the attendance and voting procedures applicable to the General Meeting, as well as other instructions related to the General Meeting, are detailed in the Manual for the Attendance of Shareholders.

São Paulo, 27 November 2020.

David Feffer

Chairman of the Board of Directors

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